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                                                                 EXHIBIT (a)(18)


                                 [COOKER LOGO]

                               September 18, 1998

5500 Village Boulevard
West Palm Beach, Florida 33407
(561) 615-6000

Dear Shareholder:

     Cooker Restaurant Corporation has extended the expiration date of its "Dutch Auction" issuer tender offer to purchase up to 4,000,000 shares of its common stock at a price not greater than $12.00 nor less than $10.50 per share. Enclosed is a Supplement to the Offer to Purchase, which amends and supplements certain of the information contained in the Company's Offer to Purchase, dated August 12, 1998 (the "Offer to Purchase"). Among other things, the Supplement provides information regarding revised financing arrangements for the Offer.

     The information contained in the enclosed Supplement should be read in conjunction with the Offer to Purchase and related Letter of Transmittal, which were mailed to you previously. I encourage you to read these materials carefully before making any decision with respect to the Offer. Neither the Company nor its Board of Directors makes any recommendation to any shareholder whether to tender any or all shares.

     The Company is not distributing new Letters of Transmittal or ancillary documents with the enclosed Supplement. If you wish to tender shares, you should use the Letter of Transmittal (and, if applicable, the Notice of Guaranteed Delivery) mailed to you with the Offer to Purchase. Participants in the Company's 401(k) Plan and Employee Stock Purchase Plan should follow the instructions contained in the enclosed letter from Merrill Lynch Group Employee Services. Participants in the Company's Employee Stock Option Plan should follow the instructions contained in, and use the Direction Form mailed with, the Memorandum, dated August 21, 1998, from the Company, as Plan Sponsor, and Margaret Epperson, as Trustee. If you need additional copies of any of these materials, please contact the Information Agent for the Offer, ChaseMellon Shareholder Services, L.L.C., at (800) 549-9249.

     Please note that the Offer is now scheduled to expire at 5:00 p.m., New York City time, on Friday, September 25, 1998, unless further extended by the Company. Questions regarding the Offer should be directed to ChaseMellon Shareholder Services, L.L.C., the Information Agent for the Offer, at (800) 549-9249, or Donaldson, Lufkin & Jenrette Securities Corporation, the Dealer Manager for the Offer, at the telephone numbers set forth in the enclosed materials.

                                          Sincerely,

                                          /s/ G. Arthur Seelbinder
                                          G. Arthur Seelbinder
                                          Chairman and Chief Executive Officer